Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

March 17, 2014

Via E-mail

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:         Scorpio Tankers Inc.
Form 20-F for the year ended December 31, 2012
Filed March 29, 2013
File No. 001-34677

Dear Ms. Cvrkel:

On behalf of Scorpio Tankers Inc. (the "Company"), we submit this response to your letter dated March 10, 2014, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's Form 6-K furnished on February 24, 2014.  The Company's response, together with the Staff's comment, is set forth below.

Form 6-K furnished February 24, 2014

1.
We note from your response to our prior comment 5 that you contributed contracts for 11 VLGCs under construction, options to build two additional VLGCs along with $1.9 million in cash to Dorian and as a result, you obtained an equity interest in Dorian of 30%. We also note from your response that you valued the shares received based on the price of those shares on the closing date of the transaction, in accordance with IAS 27. In light of your disclosures in your Form 6-K furnished on February 24, 2014, that during the three months ended December 31, 2013, you recognized a gain of $41.4 million as a result of this transaction, please provide us details as to how you determined or calculated the $41.4 million gain recognized.

The Company respectfully advises the staff that the $41.4 million gain was calculated as the excess of the value of the 39,952,123 shares of Dorian on November 26, 2013, the closing date of the transaction, over the carrying value of our VLGC business, which included 11 VLGC contracts and options to purchase two additional newbuilding VLGCs, net of costs to sell.

The calculation of this gain is as follows and will be disclosed in the footnotes to our consolidated financial statements in our Form 20-F for the year ending December 31, 2013 which has yet to be filed:

In thousands of US dollars	Gain on sale of assets
Installment payments on 11 VLGCs made through November 26, 2013	$83,070
Additional cash and other capitalized costs	2,300	(1)
Selling costs	7,690	(2)
Total book value of assets contributed	93,060
Value of initial shares received at closing	134,435	(3)
Gain on sale	$41,375

(1)	Represents additional cash consideration and the contribution of certain capitalized costs that were incurred on these vessels under construction prior to closing.
(2)	Represents legal and advisory fees relating to the transaction, including commissions paid to Scorpio Services Holdings Inc., a related party affiliate.
(3)
The value of our initial investment was determined based on the 39,952,123 shares obtained in the transaction multiplied by the closing price of Dorian on the Norwegian Over the Counter exchange ('NOTC') at November 26, 2013 of NOK 20.5, using an NOK/USD exchange rate of 6.0923 NOK/USD at that date.

Fair value of the initial investment

Fair value has been based on published quoted prices on the NOTC, which we consider to be an active market particularly for shipping companies given the high level of interest and activity in shipping in that region.  To assess the adequacy of this valuation, the Company performed a separate analysis of the fair market value of Dorian's net assets, which considered recent, third party, vessel valuations.  This analysis confirmed our valuation of the shares received.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: Edward S. Horton Edward S. Horton, ESQ
Brian Lee Chief Financial Officer Scorpio Tankers Inc.